Filed by Harman International Industries, Incorporated.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Harman International Industries, Incorporated.
Commission File No. 001-09764
harman international

Harman International Industries, Incorporated	8500 Balboa Blvd., Northridge, CA 91329	(818) 893-8411

Date:	April 26, 2007

To:	All Stock Option Plan Participants

From:	Ed Summers

Subject:	Proposed Transaction
With respect to the transaction announced this morning concerning the merger of Harman International with a company to be formed by Kohlberg Kravis Roberts and GS Capital Partners, many of you have inquired about how this affects your participation in the 1992 and/or 2002 Stock Option and Incentive Plan. Here is some information that may be helpful in this regard:
•	The stock option plans continue as normal until the closing.

•	The window for exercising options will open as scheduled on May 1st.

•	If you have vested options at that time, you may exercise them, subject to our existing trading policy (i.e., so long as you are not in possession of material non-public information).

•	If you are a director or Section 16 SEC-reporting officer of the Company, you should clear any sales with Dr. Harman in advance.

•	At the closing, all unexercised options (both vested and unvested) will vest and be cashed out for an amount equal to $120 less the exercise price.

•	You may also have an opportunity to roll over some or all of your investment in Company stock into shares of the merged company, on terms that will be announced later. You should review carefully the information the Company has and will file with the SEC, and consult your tax or other financial advisor before making any decision. The Company is not making any recommendation to its employees regarding whether or when to exercise options or to purchase, sell or hold any Harman shares.
memorandum

REQUIRED LEGAL DISCLOSURES
Additional Information and Where To Find It
The parties to the acquisition agreement intend to file a registration statement that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN INVESTORS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other filings containing information about Harman and the merger, when available, from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Company and the merger can be obtained, when available, without charge, by directing a request to Harman International Industries, Incorporated: Attention: Investor Relations, 1101 Pennsylvania Avenue, NW, Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, http://www.harman.com.
Interests of Participants
The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Harman’s stockholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that Harman intends to file with the SEC in connection with the scheduled special meeting of its stockholders.